UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission file number: 001-40799

Sportradar Group AG

(Translation of registrant’s name into English)

Feldlistrasse 2

CH-9000 St. Gallen

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On April 25, 2025, Sportradar Group AG (the “Company”) closed the previously announced underwritten secondary public offering of an aggregate of 23,000,000 Class A ordinary shares of the Company (the “Secondary Offering”) by CPP Investment Board Europe Inc., TCV IX Sports Corp. and Carsten Koerl (collectively, the “Selling Shareholders”), at a price to the public of $22.50 per share. In connection with the Secondary Offering, the Company purchased 3,000,000 of such Class A ordinary shares from the Underwriters (as defined below) at a price per share equal to $21.825 on April 25, 2025. The Company did not receive any proceeds from the sale of the Class A ordinary shares by the Selling Shareholders.

UNDERWRITING AGREEMENT

On April 23, 2025, the Company entered into an Underwriting Agreement (the “Underwriting Agreement”), by and among the Company, the Selling Shareholders, and Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters listed in Schedule 1 thereto (the “Underwriters”), relating to the Secondary Offering.

Pursuant to the Underwriting Agreement. the Underwriters have been granted a 30-day option to purchase up to an additional 3,450,000 Class A ordinary shares from certain of the Selling Shareholders.

The Underwriting Agreement contains customary representations, warranties, covenants and indemnification obligations of the Company, the Selling Shareholders and the Underwriters, as well as termination and other customary provisions.

The Secondary Offering was made pursuant to the Company’s registration statement on Form F-3 (File No. 333-286679) filed with the Securities and Exchange Commission (the “SEC”) on April 22, 2025 (the “Registration Statement”), a prospectus, dated April 22, 2025 included as part of the Registration Statement, a preliminary prospectus supplement, dated April 22, 2025 and filed with the SEC on April 22, 2025, and a final prospectus supplement, dated April 23, 2025 and filed with the SEC on April 24, 2025.

The foregoing description of the Underwriting Agreement is only a summary and is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is attached as Exhibit 1.1 to this Form 6-K and is incorporated herein by reference.

The information contained herein and the Underwriting Agreement attached hereto as Exhibit 1.1 is hereby incorporated by reference into (i) the Registration Statement and (ii) the Company’s Registration Statement on Form S-8 (File No. 333-259885).

The attached Exhibit 5.1 opinion of Niederer Kraft Frey Ltd. regarding certain Swiss law matters relating to the Secondary Offering, including the validity of the Class A ordinary shares sold in the Secondary Offering, is hereby incorporated by reference into the Registration Statement.

PRESS RELEASES

On April 22, 2025, the Company issued a press release announcing the launch of the Secondary Offering attached hereto as Exhibit 99.1 (the “Launch Press Release”). On April 22, 2025, the Company issued a press release announcing its preliminary first quarter 2025 financial results attached hereto as Exhibit 99.1 (the “Q1 Preliminary Results Press Release”). On April 24, 2025, the Company issued a press release announcing the pricing of the Secondary Offering attached hereto as Exhibit 99.3 (the “Pricing Press Release”, and collectively with the Launch Press Release and the Q1 Preliminary Results Press Release, the “Press Releases”). The Press Releases are hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-259885).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sportradar Group AG

By:	/s/ Michael Miller
	Name:	Michael Miller
	Title:	Chief Legal and Administrative Officer

Date: April 25, 2025

EXHIBIT INDEX

Exhibit No.	Document Description
1.1	Underwriting Agreement, dated April 23, 2025.
5.1	Opinion of Niederer Kraft Frey Ltd.
99.1	Sportradar Launch Press Release, dated April 22, 2025
99.2	Sportradar Preliminary First Quarter 2025 Results Press Release, dated April 22, 2025
99.3	Sportradar Pricing Press Release, dated April 24, 2025